

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 9, 2018

Via E-mail
Marc Isaacson
Chief Executive Officer
Ithrive PH, Inc.
5415 W. Cedar Lane
Bethesda, MD 20814

> **Re:** **Ithrive PH, Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed January 2, 2018**
> **File No. 024-10692**

Dear Mr. Isaacson:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 22, 2017 letter.

Part II

Directors, Executive Officers and Significant Employees, page 47

1. We note that you added Kerry Dale as your Chief Financial Officer. Please disclose the information required by Items 10 and 11 of Form 1-A.

Security Ownership of Management and Certain Securityholders, page 51

2. We note your response to comment 3. Your table on page 52 indicates that there are a total of 10,328,788 Class A shares owned prior to the offering. However, you only account for ownership of 210,371 shares with two holders. Please reconcile the total

        outstanding Class A shares owned prior to the offering with the amounts disclosed in the column.

Signatures, page 59

3.   We note your response to comment 4. Please also have your principal accounting officer sign the offering statement.

Section F/S, page 61

4.   Please clearly label your financial statements for the interim period ended June 30, 2017 as "unaudited". Also, provide the related notes to your interim financial statements. Refer to paragraph (c)(1)(i) of Part F/S to Form 1-A and Rule 8-03 of Regulation S-X.

Exhibit 1A-11 Consent of Independent Auditors, page 69

5.   Please include a currently-dated consent from your independent auditors.

        You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any other questions.

        Sincerely,

        /s/ Brigitte Lippmann (for)

        John Reynolds
        Assistant Director
        Office of Beverages, Apparel, and Mining

cc: Kendall Almerico
       DiMuroGinsberg, P.C.